

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

<u>Via E-mail</u>
Mr. Robert Bench
President and Chief Financial Officer
Agricon Global Corporation
25 E. 200 South
Lehi, UT 84043

      Re: Agricon Global Corporation
             Form 10-K for the Year Ended June 30, 2013
             Filed October 15, 2013
             File No. 000-11730

Dear Mr. Bench:

      We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. Please revise your filing to provide the appropriate Commission File Number for Agricon Global Corporation.

<u>Forward-Looking Statements, page 4</u>

2. Please revise to remove references to Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act, as these safe-harbor provisions are unavailable to penny stock issuers.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 16

3. We note your disclosure that a qualified outside third party was engaged to evaluate the Company's controls and procedures. Please expand your disclosure to describe the nature of the services performed and verify that the conclusions are those of your President/Chief Financial Officer.

4. In light of the ineffectiveness of your internal controls over financial reporting at June 30, 2013 it is unclear to us how you determined that your disclosure controls and procedures were effective. Please explain.

Item 13. Certain Relationships and Related Transactions, page 29

5. We note your disclosure directing the reader to page 27 to address this Item requirement. However the provided disclosure does not specify the individual directors whose companies have provided working capital lines of credit or to whom shares were issued. Please refer to Regulation S-K Item 404(a)(1) and identify the name of the individuals referenced in this section.

Item 15. Exhibits, Financial Statements
Exhibit No. Description and Method of Filing, page 31

6. We note you entered into a capital lease agreement on December 13, 2012 which appears to be your main asset. Please file the agreement as a material agreement as required by Regulation S-K Item 601(a)(10).

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Robyn Farnsworth
        James U. Jensen, Esq.